SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Amendment No. 3
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-2(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

PHARMA-BIO SERV, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

71711N 10 0
(CUSIP Number)

Elizabeth Plaza
Pharma-Bio Serv, Inc.
6 Road 696
Dorado, Puerto Rico 00646
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240-13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71711N 10 0	13D	Page 2 of 5

1	NAME OF REPORTING PERSONS Elizabeth Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 9,294,518*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,224,241*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,294,518*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.5%
14	TYPE OF REPORTING PERSON IN

* Includes a vested option to purchase 125,000 shares of common stock.

CUSIP No. 71711N 10 0	13D	Page 3 of 5

This Amendment No. 3 (the “Amendment”) amends and supplements the Statement on Schedule 13D filed on July 11, 2008, and amended on August 10, 2009 and January 12, 2010, by Elizabeth Plaza relating to the common stock of Pharma-Bio Serv, Inc. (the “Company”).

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is amended by adding the following paragraph to the end of the item:

In conjunction with the Company obtaining certification as a “minority-controlled company” (“MBE Certification”), Ms. Plaza received irrevocable proxies to vote an aggregate of 5,070,277 shares of the Company's common stock from Venturetek, LLP, a greater than 5% shareholder, and LDP Family Partnership LP and Krovim, LLC, two entities affiliated with Dov Perlysky, one of our directors.  These proxies are effective until September 1, 2012, unless the MBE Certification expires sooner.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is deleted in its entirety and replaced with the following text:

(a)  As of December 31, 2011, the Reporting Person beneficially owns 9,294,518 shares of common stock, constituting 44.5% of the Company’s issued and outstanding common stock (based on 20,758,695 shares issued and outstanding as of December 31, 2011).

(b)  The Reporting Person has sole voting power over 9,294,518 shares of the Company's common stock, which includes 4,099,241 shares directly owned by the Reporting Person, a vested option to purchase 125,000 shares held by the Reporting Person, and 5,070,277 shares in which the Reporting Person has been granted a voting proxy.  In connection with the MBE Certification, Venturetek LP, LDP Family Partnership LP  and Krovim, LLC gave the Reporting Person proxies to vote their shares.  These proxies expire on September 1, 2012, unless the MBE certification expires sooner.  The Reporting Person has sole dispositive power over 4,224,241 shares of the Company's common stock which includes 4,099,241 shares directly owned by the Reporting Person and a vested option to purchase 125,000.

(c)  Except as otherwise disclosed herein, the Reporting Party has not effected any other transactions in the common stock during the past 60 days.

(d) and (e)  Not applicable.

ITEM 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is deleted in its entirety and replaced with the following text:

The Reporting Person holds a voting proxy over 5,070,277 shares of the Company's common stock held by Venturetek LP, LDP Family Partnership LP and Krovim, LLC.  The voting proxy terminates on September 1, 2012, unless the MBE certification expires sooner.  Except as set forth in this statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Company including, but not limited to, transfer of or voting of any of the securities of Company, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over such securities (except the disclosure of standard default and similar provisions contained in loan agreements).

CUSIP No. 71711N 10 0	13D	Page 4 of 5

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is deleted in its entirety and replaced with the following text:

10.1
Securities Purchase Agreement dated as of December 12, 2007 by and among Elizabeth Plaza and each of the selling warrant holders listed on Exhibit A (incorporated by reference to Exhibit 10.1 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.2
Amendment dated July 9, 2008 to the Securities Purchase Agreement dated as of December 12, 2007 by and among Elizabeth Plaza and each of the purchasers listed on Exhibit A (incorporated by reference to Exhibit 10.2 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.3	Agreement dated December 12, 2007 by and between Elizabeth Plaza and Pharma-Bio Serv, Inc. (incorporated by reference to Exhibit 10.3 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.4
Amendment dated July 9, 2008 to the Agreement dated December 12, 2007 by and between Elizabeth Plaza and Pharma-Bio Serv, Inc. (incorporated by reference to Exhibit 10.4 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.5
Form of Irrevocable Proxy dated July 11, 2008 executed by Venturetek LP, Krovim LLC and LDP Family Partnership (incorporated by reference to Exhibit 10.5 in the Company's Form 8-K filed with the SEC on July 11, 2008).

10.6
Agreement and Plan of Reorganization dated October 31, 2005, by and among the Company, Plaza Acquisition Corp., Plaza Consulting Group, Inc. and Elizabeth Plaza  (incorporated by reference to Exhibit 2 in the Company's Form 8-K filed with the SEC on November 3, 2005).

10.7	Irrevocable Proxy dated July 15, 2009 executed by Venturetek LP.

10.8	Irrevocable Proxy dated July 15, 2009 executed by Krovim LLC.

10.9	Irrevocable Proxy dated July 15, 2009 executed by LDP Family Partnership LP.

10.10	Irrevocable Proxy dated July 30, 2011 executed by Venturetek LP.*

10.11	Irrevocable Proxy dated July 30, 2011 executed by Krovim LLC.*

10.12	Irrevocable Proxy dated July 30, 2011 executed by LDP Family Partnership LP.*
_______
* Filed herewith.

CUSIP No. 71711N 10 0	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	/s/ Elizabeth Plaza
Elizabeth Plaza

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